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Our File No. 1707

 January 15, 2008

VIA EMAIL & EDGAR:  delaneyd@sec.gov

Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Delaney

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005 / 2006

File Number 000-18860

Thank you for your letter dated January 8, 2008.  Further to that letter, we advise that Mr. Yee is out of the country in Mexico this week performing audit work, but expects to respond to your comments as soon as possible next week.  We have started on the item 4 of your letter and expect to have comments back to you and Mr. Schuler at the same time, if not sooner.

Please call or email (slockwood@vectorlaw.com) should you have any questions or comments.

Yours very truly,

Vector Corporate Finance Lawyers

Per: “Stewart L. Lockwood”

Cc:

Canarc Resource Corp. (Attn: Philip Yee via email)

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